Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Filed by Anheuser-Busch InBev SA/NV
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Anheuser-Busch InBev SA/NV
(Commission File No. 001-34455)
Dear Colleagues, We would like to share some important updates for our Information and Business Services (IBS) function and team. Our IBS function was created over 20 years ago and has evolved with the changing needs of our business. The name “Information and Business Services (IBS)” no longer reflects our role and our approach to creatively solving business problems. Our team now largely focuses on finding smart technology solutions to our business needs, supporting our global growth initiatives and leading on projects such as big data analytics. We are therefore excited to share the new name of our function – Solutions – which much better expresses the current, and future purpose of the team as we work to deliver on our long-term growth targets. Additionally, we are pleased to share the Solutions Leadership Team of the combined group, as we prepare to come together with SABMiller’s Global Business Services (GBS) team. As with our previous announcements, these changes are conditional upon, and would be implemented following, the successful completion of the combination. The Solutions Team will support our nine Zones with a team of seven regional VPs. Our global Solutions Leadership Team will be composed of nine colleagues reporting to Odilon Queiroz, Global Vice President Solutions, who reports to Chief Finance and Technology Officer Felipe Dutra. The seven regional VPs will report to the Zone Presidents of the regions they cover with a dotted line to Felipe. Carlos Sanchez Fanjul will cover both the COPEC and Middle Americas Zones, and Gustavo Pimenta will cover both the Latin America North and South Zones. Additional information on each team member can be found below.

With these appointments, we are very excited to welcome Lee, Ken, Shreyas, Neil, Matt and George from SABMiller. We would like to congratulate the entire team on their appointments and wish them the best of luck. The new team members will be participating in the planning for the appointments of EBM-2, which we will announce after completion of the combination. The changes announced today would be implemented with due respect for applicable legal and works council considerations and consultation requirements, and would take effect immediately following the successful completion of the combination.

Biographies Felipe Dutra Chief Financial & Technology Officer    Felipe Dutra is our Chief Financial & Technology Officer. Felipe is a Brazilian citizen and holds a degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de São Paulo. He joined Ambev in 1990 and previously served as General Manager of one of our beverage subsidiaries and as Ambev’s Chief Financial Officer. Felipe will remain our Chief Financial and Technology officer for the combined group following completion of the combination. Global Solutions Vice Presidents:    Odilon Queiroz Global VP Solutions Odilon Queiroz is currently our VP Global Solutions. He is a Brazilian citizen and received a degree in Mechanical Engineering from Escola de Engenharia Maua, a post-graduate degree in Marketing from Fundacao Getulio Vargas and an MBA from University of Washington – Seattle. Odilon joined AB InBev in 1994 and previously served as VP IBS North America and VP Finance and IBS Canada. Odilon will remain our Global VP Solutions following completion of the combination. Patricio Prini Global VP Solutions Innovation & Analytics Patricio Prini is currently AB InBev’s Global Director Innovations & Advance Analytics. He is an Argentine citizen and received a degree in Information Systems and graduated from the company’s MBA program at the University of San Andres Buenos Aires. Patricio joined AB InBev in 2000 and previously served as LATAM South IT/IS Director and LATAM South Solutions Director. Patricio will become our Global VP Solutions Innovations & Analytics following completion of the combination. Pieter Bruyland Global VP Solutions Demand Management Pieter Bruyland is currently our Global VP Solutions Demand Management and Integration. Pieter is a Belgian citizen and holds a degree in commercial engineering from the Katholieke Universiteit Leuven. He joined AB InBev in 2006 and has held various positions in IBS, including head of the Global ERP team and Director of the Demand and Delivery team in Europe. Following completion of the combination, Pieter will remain our Global VP Solutions Demand Management.     Shreyas Mysore Global VP Solutions Design & Delivery Shreyas Mysore is currently SABMiller’s Director of Global Solution Delivery within Global Business Services. He is an Indian citizen and received a Master’s degree in Industrial Engineering from Lamar University. Shreyas joined SABMiller in 2013 and previously served as a Project Director for Bacardi. Shreyas will become VP Solutions Design and Delivery for the combined group following completion of the combination

Ricardo Farias Global VP Solutions Services & Operations    Ricardo Farias is currently our Global VP IBS Services & Operations. Ricardo is a Brazilian citizen and received an engineering degree from Universidade de São Paulo. He joined the company in 2004 and previously served as Director BSC North America and PPM IBS North America. Ricardo will remain our Global VP Solutions Services and Operations upon completion of the combination.                 Shimir Varia Global VP Solutions Enterprise Architecture    Shimir Varia is currently our Senior Director IT Services and Operations North America. He is a U.S. citizen and received a degree in Electrical Engineering and an MBA from Pennsylvania State University. Shimir joined the company in 1999 and previously served as Senior Director IT Enterprise Architecture North America and Senior Resident Engineer, Newark Brewery North America. He will become our Global VP Solutions Enterprise Architecture upon completion of the combination.                 Neil Charlton Global VP Solutions Security & Compliance    Neil Charlton is currently SABMiller’s Global Head of Technology and Architecture within Global Business Services. He is a British citizen and received a degree in Computing and Business Studies from the Northumbria University. Neil joined SABMiller in 2009 and previously served as the Head of Technical Delivery and Technical Transformation as well as Global Network Services Manager for SABMiller. Neil will become VP Solutions Security and Compliance for the combined group following completion of the combination.                 George Murgatroyd Global VP Solutions Value Creation & PMO    George Murgatroyd is currently SABMiller’s Head of Integration, Concise & Transformation within Global Business Services. He is a South African citizen. George joined SABMiller’s trainee programme in 1982 and has held various roles within the company, including more recently Global Head of Global Template Cutover and Post Go Live Support as well as Head of Business Process Management for SABMiller. George will become VP Solutions Value Creation and PMO for the combined group following completion of the combination.                 Luis Alberto Veronesi Global VP Solutions Integration & Business Continuity    Luis Alberto Veronesi is currently our VP Global IBS Architecture & Security. He is a Brazilian citizen and received a degree in Chemical Engineering from Escola de Engenharia Maua and a Master’s degree in Marketing from Escola Superior de Propaganda and Marketing (ESPM). He also completed our in-company MBA, at Business School São Paulo. Luis joined AB InBev in 2005 and previously held various IBS roles in Latin America North, Western Europe and Global. Luis will become our Global VP Solutions Integration & Business Continuity following completion of the combination.

Matthew Wyatt Global VP Solutions Network of Capabilities Center (NoCC) Transformation Matthew Wyatt is currently VP Business Transformation for SABMiller’s Latin American region. He is a British citizen and received a degree in International Economics from the University of Birmingham and a MSc. in International Business from UMIST, Manchester & Copenhagen Business School. Matt joined SABMiller in 2006 and previously served as Global Template Business Lead Latin America and Regional Finance Development Director Latin America. Matt will become our Global VP Solutions Network of Capabilities Center (NoCC) Transformation following completion of the combination. Regional Solutions Vice Presidents:     Fued Sadala VP Solutions North America & VP Procurement North America Fued Sadala is currently our VP Procurement NAMEX and VP IBS North America. He is a Brazilian citizen and received a degree in Mechanical Engineering from University of Minas Gerais. Fued joined AB InBev in 1995 and previously served as VP IBS NAZ and Global VP Procurement Operations. Fued will remain our VP Solutions North America and VP Procurement North America upon completion of the combination.     Carlos Sanchez Fanjul VP Solutions Middle Americas & COPEC    Carlos Sanchez Fanjul is currently our VP IBS Mexico. Carlos is a Mexican citizen and received a degree in Cybernetics Engineering from La Salle University in Mexico, as well as an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey & Thunderbird University. Carlos joined Grupo Modelo in 1994 and held previous roles including IT Applications Director and BSC Operations Director in Mexico. Carlos will be appointed as VP Solutions Middle Americas & COPEC following the completion of the combination.                 Gustavo Pimenta VP Solutions LATAM    Gustavo Pimenta is currently our VP IBS South America. He is a Brazilian citizen and received a degree in Business Administration from UFRJ and a Master’s degree from Fundacao Getulio Vargas. He joined the company in 1990 and previously served as VP IBS Europe and BU President Soft Drinks Latin America South. Gustavo will remain our VP Solutions LATAM following completion of the combination.                 Marcelo Tardin VP Solutions Europe    Marcelo Tardin is currently our VP IBS Europe. He is a Brazilian citizen and received a degree in Mechanical Engineering from UNICAMP Brazil and an MBA from Insead France. Marcelo joined AB InBev in 2015 and previously served as Global VP Delivery and Operations and Director GERP LATAM Projects. Marcelo will remain our VP Solutions Europe following the completion of the combination.     Lee Dawson VP Solutions Africa    Lee Dawson is currently SABMiller’s Director of Business Solutions within Global Business Services. He is a British citizen and received an Honours degree in Electronic and Electrical Engineering from the University of Glasgow. Lee joined SABMiller in 2015 and previously served as a Global Solutions and Delivery Director and Senior Vice President for the Americas Region for Heineken. Lee will become our VP Solutions Africa for the combined group following completion of the combination.

Gabriel Filipecki VP Solutions APAC North Gabriel Filipecki is currently our VP IBS for APAC North. He is a Brazilian citizen and received a Master’s degree in Finance from Lancaster University, as well as a degree in economics from Universidade Federal do Rio De Janeiro. Gabriel joined the company in 2002 and has held prior roles including BSC Projects, Europe and BSC Head, Hungary. He will remain VP Solutions APAC North for the combined group following completion of the combination. Ken Cousins VP Solutions APAC South Ken Cousins is currently IS Country Manager Australia for SABMiller’s Carlton & United Breweries (CUB). He is an Australian citizen and received a Bachelor of Science Degree from Queensland University. Ken joined SABMiller through CUB in 2013 and previously served as LatAm Global Template Deployment Lead for Bavaria Colombia and as Head of Deployments GTO for SABMiller PLC. Ken will be appointed VP Solutions APAC South for the combined group following the completion of the combination.

Forward Looking Statements This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and in the Registration Statement on Form F-4, which includes a prospectus, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, the Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Future SEC Filings and This Filing: Important Information In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC. Notice to US investors US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder. Additional Information This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or

Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.